Denis Frawley
416.594.0791, ext. 113
dfrawley@olflaw.com

September 29, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC

20549-7010

Attention: Douglas Brown, Division of Corporation Finance

Telephone Number:     (202) 551-3365

Telecopier Number:     (703) 813-6982

Dear Mr. Brown:

Re:	Bio-Carbon Systems International Inc., formerly known as ABC Acquisition Corp. 1501

I am writing as legal counsel to Bio-Carbon Systems International Inc.

We have received your comment letter dated September 15, 2010 regarding the following filings by ABC Acquisition Corp. 1501 (now known as Bio-Carbon Systems International Inc. (the “Company”)): a Form 10 filed October 28, 2009; a Form 10-K filed April 6, 2010; a Form 8-K filed June 7, 2010; and a Form 10 filed August 16, 2010.  We are in the process of collecting additional information and preparing answers to your comments.  We expect to provide you with a response, as well as file amended filings, by October 8, 2010.

Please note that questions regarding the Form 10 filed October 28, 2009 and the Form 10-K filed April 6, 2010 will be answered by Mr. Grady Thrasher, who was a legal counsel to the Company at that time.

Yours truly,

Ormston List Frawley LLP

/s/ Denis Frawley

Denis Frawley

cc:  Luc Duchesne

DF:em